FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  31 March 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding O2Airwave Gains Critical Mass sent to the London Stock Exchange on 31 March 2004 press release


PR0409

For Release 31 March 2004


                         O2 AIRWAVE GAINS CRITICAL MASS

Some 50,000 police officers are now using Airwave, mmO2's advanced communications system for the emergency services. This figure is set to double to 100,000 in the next 12 months as the new national police communications system in England, Scotland and Wales builds towards completion in mid-2005.

The officers already using Airwave belong to 35 forces that have received the technology to date. Over the next 15 months the remaining 16 police forces will be equipped with the service which provides combined radio, mobile phone and data devices to replace their out-dated radios.

Airwave gives the police a more reliable, secure and flexible communications system and enables officers to talk to each other easily, regardless of location.

Peter Richardson, managing director of O2 Airwave, said the introduction of Airwave has already helped the police to fight crime and improve the service to the community.

He said: "The rollout of Airwave is going very well. More and more police officers are transferring onto the new system every day and reporting significant improvements.

"We are well on target to meet our commitment to deliver the Airwave service to all police forces by mid-2005."


O2 Airwave helps police officers to be more efficient and effective by providing clear, secure and reliable communication. The new handsets are radios as well as mobile phones, enabling officers to return less often to the station, so making more effective use of control room resources. In addition, the handsets act as data devices and this can allow officers to receive information from the Police National Computer when this service is fully rolled out.

O2 Airwave is already in use in two fire and rescue services and an ambulance trust, the British Transport Police and the MoD Police. Furthermore it has been shortlisted in national contracts with fire and ambulance services. If all three 'blue light' services use Airwave they will have, for the first time ever, the ability to communicate seamlessly with each other should an incident require a consolidated approach. The company is also licensed to offer Airwave to other public safety users in the UK, of which there are around 100.

                                     -ends-

Notes to Editors:

What is Airwave?

O2 Airwave, part of mmO2 plc, is a sophisticated communications system for the emergency and other public safety ('blue light') services.

It will help make Britain safer by facilitating more effective and efficient ways of working for the emergency services, and the opportunity for more 'joined up' public safety services.

The service is being provided to all police forces throughout England, Scotland and Wales as part of a GBP2.9bn UK Government contract. Rollout to the police is due for completion at the end of 2005.

O2 Airwave is currently used by Lancashire and Shropshire Fire and Rescue Services, as well as Hereford & Worcester Ambulance Trust. The company is bidding for national contracts for both fire and ambulance services.

Key Benefits of O2 Airwave:

   *For the first time ever, emergency services can have radio coverage whenever and wherever they need it - even in radio 'cold spots'. O2 Airwave will enable emergency services to communicate seamlessly regardless of location for the first time ever

   *Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders

   *The system enables both voice and data communications and gives the emergency services wide flexibility in choosing how to communicate


The Technology

O2 Airwave uses Motorola TETRA (Terrestrial Trunked Radio) technology. TETRA is an open digital trunked radio standard defined by the European Telecommunications Standardisation Institute (ETSI) to meet the needs of the most demanding professional mobile radio users. As this is a completely new national network for the UK, Airwave is undertaking a major network building programme to provide geographical (as opposed to population) coverage. Motorola's level three encryption security will provide the highest level of secure TETRA communications technology commercially available today. For more information: www.motorola.com/TETRA

Contact details:

mmO2 Contact:                          O2 Airwave Contact:
David Nicholas                         Claire Parker
Director of Communications             Press Relations Manager
mmO2 plc                               O2 Airwave
david.nicholas@o2.com                  claire.parker@o2.com
t: +44 (0)771 575 9176                 t: +44 (0)7712 772771

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 31 March 2004                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary